FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January, 2019

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated January 24, 2019, announcing that Gilat Launches 5G-Ready Satellite Backhaul Solution.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated January 24, 2019	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Launches 5G-Ready Satellite Backhaul Solution

Powerful solution introduced to provide new levels of speeds and capabilities in support of next generation services

Petah Tikva, Israel, January 24, 2019 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today the launch of a new powerful backhaul solution designed to deliver the high-performance required for next-generation services.

The global trend of demand for higher throughputs and greater efficiencies will be further accelerated with 5G, generating exponential growth in network capacity as well as in the number and types of connected devices and services.

As the leaders in LTE satellite backhaul, Gilat is now further enhancing and optimizing its SkyEdge II-c multi-service platform for 5G capacity, service and network availability targets, to deliver new levels of satellite connectivity in multiple dimensions from cellular nodes and to the most demanding applications.

The enhanced SkyEdge II-c solution enables 2.5 Gbps throughput from a single forward carrier and 1 Gbps throughput from associated return channels, enabled by highly efficient DVB-S2X wideband transmission in the forward direction and Gilat’s innovative LDPC fast adaptive return access scheme.

The SkyEdge II-c solution supports the full suite of current modems and capabilities, including GTP acceleration, Mobile-Edge Computing (MEC) and carrier grade Layer-2 and Layer-3 with GTP acceleration.

In addition, the SkyEdge II-c satellite modem product family is now being extended with its newest addition, Capricorn-PLUS. This new modem is equipped with a powerful processing engine that supports new levels of users and services density with up to 100,000 PPS as well as higher throughputs and efficiencies with up to 100 Mbps throughput on the MF-TDMA return channel.

Moreover, the SkyEdge II-c scalable, cloud-based architecture offers a migration path to Software Defined Networking (SDN) and Network Functions Virtualization (NFV) with software upgrade, making it a future proof solution.

“As networks evolve to 5G, Gilat is excited to be at the forefront with a next generation satellite backhaul solution to support the coming transition and enable the delivery of new services,” said Moti Goldshtein, Head of Products at Gilat. “SkyEdge II-c has become the satellite solution of choice for the world's leading LTE networks, and with the launch of a new set of capabilities we’re now paving the road to 5G connectivity everywhere.”

About Gilat
 Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-look ng within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

Comm-Partners LLC
 June Filingeri, President
+1-203-972-0186
JuneFil@optonline.net